Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 08/02/18	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   400 South LaSalle Street
   Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
   (913) 815-7000 (Telephone)   (913) 815-7119 (Facsimile)

18002789

5. Provide the name, title and telephone number of a contact employee:
   Anders Franzon   SVP, Deputy General Counsel, Cboe BZX Exchange, Inc.   (913) 8____
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Pat Sexton
   400 S. LaSalle Street
   Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation ____ Sole Partnership ____ Partnership
   ____ Limited Liability Company ____ Other (specify): ____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 08/02/18
(MM/DD/YY)

Cboe BZX Exchange, Inc.
(Name of Applicant)

By: _____ (Signature)

Anders Franzon, SVP, Deputy General Counsel
(Printed Name and Title)

Subscribed and sworn before me this 2nd day of August, 2018 by _____
(Month) (Year)   (Notary Public)

My Commission expires 08/04/19   County of Johnson   State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.





August 2, 2018

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: **Cboe BZX Exchange, Inc.**
       Form 1 Amendment

Dear Jeanette:

On behalf of Cboe BZX Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Deputy General Counsel

Enclosures

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,

2. Application for approval as a person associated with a member, participant or subscriber of the entity, and

3. Any other similar materials.

Response:

Attached please find the following documents:

- Registration of OCC Clearing Number(s) for Options Regulatory Fee ('ORF') Billing Calculation – updated to consolidate the Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. forms and include Cboe BZX Exchange, Inc. and Cboe EDGX Exchange, Inc.

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

Registration of OCC Clearing Number(s)
For Options Regulatory Fee ('ORF') Billing Calculation

Each Cboe Clearing Trading Permit Holder and Clearing Member ("Member") must identify all Options Clearing Corporation ("OCC") clearing numbers associated with its membership, including those that are not registered to be given up on transactions executed on the Exchange.

The ORF is assessed by the Exchange to each Member for options transactions cleared by the Member that are cleared by OCC in the customer range, regardless of the exchange on which the transaction occurs.

Trading Platform: Check the applicable Exchange trading platform(s):

☐ Cboe BZX Exchange, Inc.
☐ Cboe C2 Exchange, Inc.
☐ Cboe EDGX Exchange, Inc.
☐ Cboe Exchange, Inc.

OCC CLEARING MEMBER	
Member Name:	
BILLING CONTACT	
Name:	Title:
Phone:	Email:
OCC CLEARING NUMBER DESIGNATION	
OCC Firm No:	OCC Firm No:
OCC Firm No:	OCC Firm No:
OCC Firm No:	OCC Firm No:
OCC Firm No:	OCC Firm No:

Please fill out the above information and email the completed form as an attachment to registration@cboe.com.

Additional Information:
Questions related to the rules and related requirements may be directed to the Regulatory Division's Regulatory Interpretations and Guidance team. Questions regarding the submission of this form may be directed to the Membership Services Department.

Regulatory Interpretations
reginterps@cboe.com
(312) 786-8141

Membership Services
registration@cboe.com
(312) 786-7449

_____
Signature of Authorized Officer, Partner or Managing Member

Date _____

_____
Print Name

Title _____